UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5)

                                USTRAILS INC.
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

                                917326-10-0
                               (CUSIP Number)

                           Jeffrey B. Cobb, Esq.
                           Cobb & Eisenberg LLC
                       Two Greenwich Plaza, Suite 100
                            Greenwich, CT 06830
                               (203) 622-7600
                   (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                              July 17, 1996
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
 (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                          Page 1 of 15 pages

CUSIP No. 917326-10-0                              Page  2  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            CARL MARKS STRATEGIC INVESTMENTS, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF          7     SOLE VOTING POWER
SHARES                    2,270,155 shares**
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                           -0-
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      2,270,155 shares**

                  10     SHARED DISPOSITIVE POWER
                               -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,270,155 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.0%

14     TYPE OF REPORTING PERSON*
            PN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No. 917326-10-0                              Page  3  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            CARL MARKS STRATEGIC INVESTMENTS II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                 (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF          7     SOLE VOTING POWER
SHARES                    510,926 shares**
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                           -0-
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      510,926 shares**

                  10     SHARED DISPOSITIVE POWER
                               -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          510,926 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%

14     TYPE OF REPORTING PERSON*
            PN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No. 917326-10-0                              Page  4  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            CARL MARKS MANAGEMENT COMPANY, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                 (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF          7     SOLE VOTING POWER
SHARES                    2,781,081 shares**
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                           -0-
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      2,781,081 shares**

                  10     SHARED DISPOSITIVE POWER
                               -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,781,081 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            36.7%

14     TYPE OF REPORTING PERSON*
            PN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No. 917326-10-0                              Page  5  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            Andrew M. Boas

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF          7     SOLE VOTING POWER
SHARES                    21,569 shares
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                      3,030,054 shares**
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      21,569 shares

                  10     SHARED DISPOSITIVE POWER
                          3,030,054 shares**

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,051,623 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40.2%

14     TYPE OF REPORTING PERSON*
            IN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No. 917326-10-0                              Page  6  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            Robert C. Ruocco

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF          7     SOLE VOTING POWER
SHARES                    450 shares
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                      3,027,466 shares**
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      450 shares

                  10     SHARED DISPOSITIVE POWER
                          3,027,466 shares**

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,027,916 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40.0%

14     TYPE OF REPORTING PERSON*
            IN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No. 917326-10-0                              Page  7  of   15  Pages
         ------------                                   ---     ----

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

            Martin J. Whitman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

         AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                             [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF          7     SOLE VOTING POWER
SHARES                    327,828 shares
BENEFICIALLY
OWNED BY           8     SHARED VOTING POWER
EACH                      3,027,466 shares**
REPORTING
PERSON             9     SOLE DISPOSITIVE POWER
WITH                      327,828 shares

                  10     SHARED DISPOSITIVE POWER
                          3,027,466 shares**

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,355,294 shares**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.3%

14     TYPE OF REPORTING PERSON*
            IN

**Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by USTrails Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

          This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends (and restates in full) a Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, and Amendment No. 4, dated June 30, 1994 (the "Original Schedule 13D").

          On or about May 14, 1996, the Company became subject to the EDGAR filing requirements of the Securities and Exchange Commission (the "SEC").

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  The persons filing this Amendment to Schedule 13D are (i)
 Carl Marks Strategic Investments, L.P., a Delaware limited partnership ("Partnership I"); (ii) Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II", and, together with Partnership I, the "Partnerships"); (iii) Carl Marks Management Company, L.P., a Delaware limited partnership and the sole general partner of the Partnerships (the "General Partner"); and (iv) Messrs. Andrew M. Boas, Robert C. Ruocco and Martin J. Whitman, the three general partners of the General Partner (the Partnerships, the General Partner and Messrs. Boas, Ruocco and Whitman being sometimes referred to herein collectively as the "Reporting Persons").

          This Schedule reports the direct beneficial ownership of the Common Stock by (i) the Partnerships; (ii) two offshore investment companies, viz., Carl Marks Strategic Offshore Fund I, Ltd. and Carl Marks Strategic Offshore Fund II, Ltd., both British Virgin Islands corporations (together, the "Funds"); (iii) two managed institutional advisory accounts (together, the "Accounts"); (iv) Third Avenue Value Fund, a registered open-end investment company ("TAVF"); and (v) various other holders affiliated with Messrs. Boas, Ruocco or Whitman. The investment manager of the Funds and the Accounts is Carl Marks Offshore Management, Inc., a New York corporation (the "Manager"). The three individuals who are Reporting Persons, viz. Messrs. Boas,

 Ruocco and Whitman, are executive officers of the Manager and share responsibility for investment decisions made by the Manager for the Funds and the Accounts. The investment adviser to TAVF is EQSF Advisers, Inc., a registered investment adviser ("EQSF"). Mr. Whitman is President and chief executive officer of TAVF and of EQSF.

          Certain of the shares of Common Stock owned by such parties were acquired pursuant to the terms of the Third Revised Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code, which was confirmed by the U.S. Bankruptcy Court on December 13, 1991, and became effective on December 31, 1991.

          (b) The principal business of each of the Partnerships is investment in securities. The principal business of the General Partner and the Manager is investment management, including the management of the Partnerships, and the Funds and the Accounts, respectively. The business address of each of the Partnerships and the General Partner and the Manager is c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022.

          The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner and as executive officers of the Manager. In addition to serving as a general partner of the General Partner, Mr. Boas is a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and workout activities. The business address of Messrs. Boas and Ruocco is 135 East 57th Street, New York, New York 10022.

          The principal business of Mr. Whitman is acting as Chairman and Chief Executive Officer of M.J. Whitman Holding Corp. and of its subsidiaries M.J. Whitman Advisers, Inc., a registered investment adviser, and M.J. Whitman, Inc., a registered broker-dealer, as well as serving as President and chief executive officer of the Fund and EQSF. Mr. Whitman is also President and sole shareholder (together with his wife) of M.J. Whitman & Co., Inc. ("MJW"), a private investment company. The business address of Mr. Whitman is 767 Third Avenue, New York, New York 10017.

          (c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (d) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (e) Messrs. Boas, Ruocco and Whitman are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This Amendment reports the acquisition of shares of Common Stock by the Reporting Persons pursuant to a private exchange offer by the Company, whereby the Company offered to certain qualified holders of its 12% Secured Notes due 1998 (the "Notes")the right to exchange the Notes held by them for a variety of consideration, including newly issued subordinated notes of the Company, shares of Common Stock and cash (the "Exchange Offer"). The Exchange Offer was consummated on July 17, 1996. In addition, this Amendment reports additional purchases of Common Stock by Partnership I in open market and negotiated transactions.

          The respective principal amounts of Notes surrendered, and number of shares of Common Stock acquired, by the Reporting Persons and associated parties pursuant to the Exchange Offer were as follows: Partnership I, $12,979,000 in Notes, 584,055 shares; Partnership II, $5,827,000 in Notes, 262,215 shares; the Funds, $1,680,000 in Notes, 75,600 shares; the Accounts, $1,373,000 in Notes, 61,785 shares; TAVF, $2,891,000 in Notes, 130,095 shares; Mr. Whitman and MJW, $1,177,000 in Notes, 52,965 shares; Mr. Boas and certain trusts (of which he is co-trustee)for children of Mr. Boas (the "Boas Trusts"), $187,000 in Notes, 8,415 shares; and Mr. Ruocco, $10,000 in Notes and 450 shares.

          The total consideration utilized by Partnership I to acquire the 323,000 shares of Common Stock reported as acquired herein (other than pursuant to the Exchange Offer) was $233,365 in cash, the source of which was its investment capital.

ITEM 4. PURPOSE OF TRANSACTION

          The purpose of the acquisitions reported herein of shares of Common Stock by the Reporting Persons continues to be for investment. Messrs. Boas, Ruocco and Whitman, however, continue to own beneficially between 40% and 44% of the outstanding shares of the Common Stock, with Partnership I constituting the largest direct shareholder of the Company, holding 30% of the outstanding shares. As previously reported in the Original Schedule 13D, by reason of the foregoing, Partnership I, either alone or together with other Reporting Persons, might be deemed to control, or share in the control, of the Company, although the existence of such control has been and continues to be disclaimed hereby. Also as previously reported, one of the Reporting Persons, Mr. Boas, is a director of the Company and as such may be deemed to participate, together with other members of the Board of Directors and management, in the control of the Company. Also as previously reported, none of the Reporting Persons has any present intention of acquiring or exercising actual control of the Company, but any of them may change such intention at any time.

          None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses
 (a) through (j), inclusive, of Schedule 13D. However, in his capacity as a director of the Company, Mr. Boas will necessarily consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the Board of Directors, Mr. Boas intends to act thereon in accordance with his judgment at the time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof, Partnership I owned beneficially 2,270,155 shares of Common Stock (including 194,521 shares issuable upon exercise of certain warrants), constituting approximately 30.0% of the outstanding shares. In its capacity as general partner of the Partnership, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas, Whitman and Ruocco.

          As of the date hereof, Partnership II owned beneficially 510,926 shares of Common Stock, constituting approximately 6.9% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas, Whitman and Ruocco.

          As of the date hereof, the Funds owned beneficially 130,600 shares of Common Stock, constituting approximately 1.8% of the outstanding shares. In its capacity as investment manager to the Funds, such shares may be deemed also owned beneficially by the Manager and, in their capacity as officers and directors of the Manager, by Messrs. Boas, Ruocco and Whitman.

          As of the date hereof, the Accounts owned beneficially 115,785 shares of Common Stock, constituting approximately 1.6% of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Accounts and, in their capacity as executive officers of the Manager, by Messrs. Boas, Ruocco and Whitman.

          As of the date hereof, TAVF owned beneficially 237,267 shares of Common Stock, constituting approximately 3.2% of the outstanding shares, which shares may be deemed to be also owned beneficially by Whitman by reason of his power, through EQSF as investment adviser to TAVF (subject at all times to the authority of the Board of Directors of TAVF), to direct the vote and disposition of such shares.

          As of the date hereof, Mr. Boas owned beneficially directly 21,569 shares of Common Stock, including 10,000 shares issuable upon the exercise of certain stock options, and the Boas Trusts owned beneficially 2,588 shares of Common Stock, together constituting approximately 0.3% of the outstanding shares.

          As of the date hereof, Mr. Ruocco owned beneficially directly 450 shares of Common Stock, constituting less than .01% of the outstanding shares.

          As of the date hereof, Mr. Whitman owned beneficially directly 4,785 shares of Common Stock and indirectly, through MJW, 85,776 shares of Common Stock, together constituting approximately 1.2% of the outstanding shares.

          By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 2,270,155 shares (30.0%); (ii) Partnership II, 510,926 shares (6.9%); (iii)
 the General Partner, 2,781,081 shares (36.7%); (iv) Mr. Boas, 3,051,623 shares (40.2%); (v) Mr. Ruocco, 3,027,916 shares (40.0%); and (vi) Mr.
 Whitman, 3,355,294 shares (44.3%).

          (b) The General Partner, in its capacity as general partner of the Partnerships, may be deemed to have the power to vote or to dispose of the 2,270,155 shares of Common Stock owned by Partnership I and the 510,926 shares of Common Stock owned by Partnership II.

          The Manager, in its capacity as investment manager to the Funds and the Accounts, may be deemed to have the power to vote or to dispose of the 246,385 shares owned in the aggregate by the Funds and the Accounts.

          EQSF, in its capacity as investment adviser to TAVF, may be deemed to have the power to vote or to dispose of the 237,267 shares of Common Stock owned by TAVF, subject at all times to the authority of the Board of Directors of TAVF.

          (c) As reported in Item 3 herein, on July 17, 1996, the Partnerships, the Funds and Accounts, TAVF and various other holders associated with one or more of the Reporting Persons, acquired in the aggregate 1,175,580 shares of Common Stock, issued by the Company pursuant to the Exchange Offer, in partial consideration for the exchange and surrender by such parties of $26,124,000 in aggregate principal amount of Notes.

          On July 11, 1996, Partnership I purchased 42,000 shares of Common Stock, in an open market transaction, at a price of $0.50 per share, plus commissions. Also on July 11, Partnership II sold 42,000 shares of Common Stock in an open market transaction at a price of $0.50 per share, less commissions. On July 16, 1996, Partnership I purchased 281,000 shares of Common Stock in a private negotiated transaction at $0.75 per share (net).

          Except as aforesaid, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

          (d) The Funds, the Accounts, TAVF, MJW and the Boas Trusts have the right to receive dividends from and the proceeds from the sale of the shares of Common Stock reported herein as owned by such respective entities.


          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Reference is made to the Original Schedule 13D for a description of certain agreements with the Company involving the Reporting Persons as security holders, including provisions of the Company's Certificate of Incorporation, a Registration Rights Agreement, and a Warrant held by Partnership I. In addition, the entities and persons described herein which participated in the Exchange Offer also acquired pursuant thereto certain Senior Subordinated Pay-In-Kind Notes Due 2003 of the Company, which is governed by the terms of an Indenture with Fleet National Bank. Such participants are also subject to certain additional agreements binding upon all participants in the Exchange Offer, as set forth in the related letter of transmittal and in a registration rights agreement, and to certain restriction on transfer of shares of Common Stock applicable to the Company's stockholders generally, as set forth in an amendment to the Company's By-Laws adopted in connection with the Exchange Offer.

          In connection with a negotiated purchase of shares of Common Stock on July 16, 1996, as reported herein, Partnership I entered into an agreement with the institutional seller thereof, containing customary provisions and representations, which agreement has been fully performed.

          Messrs. Boas, Ruocco and Whitman, as general partners of the General Partner and officers of the Manager, may act together with respect to investment decisions made with respect to the Partnerships and the Funds and Accounts, respectively. However, each of Messrs. Boas, Ruocco and Whitman have disclaimed, and continue to disclaim, the existence of a "group" (within the meaning of Rule 13d-5 under the Exchange Act) as among or between the Partnerships, the Funds, the Accounts, TAVF, MJW, the Boas Trusts or the Reporting Persons generally with respect to any future acquisition or disposition of shares of Common Stock by any of such entities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Reference is made to the Original Schedule 13D with respect to certain documents filed as Exhibits thereto.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August  8, 1996
              --

                           CARL MARKS STRATEGIC INVESTMENTS, L.P.
                           By: Carl Marks Management Company, L.P.,
                               General Partner

                              /S/ Robert C. Ruocco
                           By:--------------------------------------
                              Robert C. Ruocco, a General Partner


                           CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                           By: Carl Marks Management Company, L.P.,
                               General Partner

                              /S/ Robert C. Ruocco
                           By:--------------------------------------
                              Robert C. Ruocco, a General Partner


                           CARL MARKS MANAGEMENT COMPANY, L.P.

                              /S/ Robert C. Ruocco
                           By:--------------------------------------
                              Robert C. Ruocco, a General Partner


                           ANDREW M. BOAS

                              /S/ Robert C. Ruocco
                           By:--------------------------------------
                              Robert C. Ruocco, Attorney-in-Fact

                                 /S/ Robert C. Ruocco
                           -----------------------------------------
                                     ROBERT C. RUOCCO

                                 /S/ MARTIN J. WHITMAN
                           -----------------------------------------
                                     MARTIN J. WHITMAN